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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3/A

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Lyons, Janis E.
(Last) (First) (Middle)

National City Corporation
1900 East Ninth Street
(Street)

Cleveland, Ohio   44223
(City)   (State)   (Zip)

2. Date of Event Requiring Statement *(Month/Day/Year)*

October 28, 2002

4. Issuer Name and Ticker or Trading Symbol

National City Corporation (NCC)

6. If Amendment, Date of Original *(Month/Day/Year)*

November 6, 2002

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

5. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☐ Director   ☐ 10% Owner

☒ Officer *(give title below)*

☐ Other *(specify below)*

Senior Vice President

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☒ Form Filed by One Reporting Person

☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	17,615.237	D	
Common Stock	291.840	I	Custodial Account for Minors
Common Stock	195.228	I	Custodial Account for Minors
Common Stock (Restricted Stock)	16,212	D	
Common Stock (NCC 401(k) Plan)	8,966.9687	D	

Page 2

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	17,615.237	D	
Common Stock	291.840	I	Custodial Account for Minors
Common Stock	195.228	I	Custodial Account for Minors
Common Stock (Restricted Stock)	16,212	D	
Common Stock (NCC 401(k) Plan)	8,966.9687	D	

Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 4)*	2. Date Exercisable and Expiration Date *(Month/Day/Year)*		3. Title and Amount of Securities Underlying Derivative Security *(Instr. 4)*		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 5)*	6. Nature of Indirect Beneficial Ownership *(Instr. 5)*
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Options (Rights to Buy)			Common Stock (1)	149,509		D	
Units of Interest in the Executive Savings Plan			Common Stock (2)	2,920.5848		D	

Explanation of Responses:

(1) These options were granted under the Issuer's Stock Option Plans between 07/06/94 and 07/23/02 at exercise prices ranging from $13.25 to $36.3125, in reliance upon the exemption provided by either old or new Rule 16(b)-3. Each option will expire 10 years from the date of its grant. Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended to qualify as ISO's may be further limited by the IRC.

(2) Reflects units of interest in the Issuer's Executive Savings Plan that may be considered derivative securities. Reporting of units is not to be construed as an admission that the units are derivative securities for purposes of Section 16 of the Act.

/s/ Janis E. Lyons by Carlton E. Langer
Attorney-in-Fact   11/13/02
_____   _____
**Signature of Reporting Person   Date

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.